                       SECURITIES AND EXCHANGE COMMISSION

                                Washington, D.C.
                                      20549

                               ------------------

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934

        For the period commencing July 16, 2002 through October 15, 2002


                               ------------------


                      KONINKLIJKE PHILIPS ELECTRONICS N.V.




                    -----------------------------------------
                              (Name of registrant)



       Breitner Center, Amstelplein 2, 1096 BC Amsterdam, The Netherlands


                    -----------------------------------------
                    (Address of principal executive offices)


            Name and address of person authorized to receive notices and communications from the Securities and Exchange Commission:



                                 A. Westerlaken
                      Koninklijke Philips Electronics N.V.
                                  Amstelplein 2
                       1096 BC Amsterdam - The Netherlands

This report comprises a copy of the Quarterly Report of the Philips Group for the nine months ended September 30, 2002, dated October 15, 2002 as well as a copy of the press releases entitled:

-    "Philips concludes review of Components activities", dated October 9, 2002;

- "Philips CFO updates market on course of business", dated September 12, 2002;

- "Philips presents growth strategy for Semiconductor division", dated September 12, 2002;

-    "Philips places EUR 300 million Eurobond", dated August 28, 2002;

- "Philips to sell its Contract Manufacturing Services to Jabil", dated August 28, 2002;

- "Philips and Rabobank announce Financing joint venture in North American market", dated August 15, 2002;

- "Philips to sell its Communication, Security and Imaging business to Bosch", dated August 7, 2002;

- "Philips to sell its X-Ray Analytical Business to Spectris for EUR 150 million", dated July 17, 2002.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf, by the undersigned, thereunto duly authorized at Amsterdam, on the 15th day of October 2002.



                      KONINKLIJKE PHILIPS ELECTRONICS N.V.






                              /s/ G.J. Kleisterlee
                                G.J. KLEISTERLEE
                (President, Chairman of the Board of Management)







                                /s/ J.H.M. Hommen
                                  J.H.M. HOMMEN
                  (Vice-Chairman of the Board of Management and
                            Chief Financial Officer)

Q3 Quarterly report
October 15, 2002

"Safe Harbor" Statement under the Private Securities Litigation Reform Act of 1995 This document contains certain forward-looking statements with respect to the financial condition, results of operations and business of Philips and certain of the plans and objectives of Philips with respect to these items.

By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. These factors include, but are not limited to, levels of consumer and business spending in major economies, changes in consumer tastes and preferences, the levels of marketing and promotional expenditures by Philips and its competitors, raw materials and employee costs, changes in future exchange and interest rates (in particular, changes in the euro and the US dollar can materially affect results), changes in tax rates and future business combinations, acquisitions or dispositions and the rate of technological changes. Market share estimates contained in this report are based on outside sources such as specialized research institutes, industry and dealer panels, etc. in combination with management estimates.


Report on the performance of the Philips Group

-    all amounts in millions of euros unless otherwise stated
-    the data included in this report are unaudited


     Philips reports third quarter net loss of EUR 330 million - impairment charges of EUR 387 million, mainly for Vivendi Universal

o    SALES GROWTH OF 2% VS. Q3 2001

o    INCOME FROM OPERATIONS OF EUR 135 MILLION

o    CASH FLOW FROM OPERATIONS OF EUR 344 MILLION

o    RECORD LOW INVENTORIES FOR THE FIFTH CONSECUTIVE QUARTER

o    COST REDUCTION INITIATIVES ONGOING

     The  third quarter 2002

     Philips recorded a net loss of EUR 330 million (a loss of EUR 0.25 per share), including an impairment charge for Vivendi Universal (EUR 339 million), versus a loss of EUR 736 million (a loss of EUR 0.57 per share) in the third quarter of 2001. Sales increased by 2% over the same period of 2001, driven by 9% higher volumes. Income from operations, including positive special items of EUR 60 million, was a profit of EUR 135 million. Excluding special items, income from operations showed an improvement of EUR 301 million over the third quarter last year. Higher gross margins and lower costs compensated for the increase in pension costs, which were approximately EUR 125 million more than the third quarter last year. Year-to-date overhead cost reduction programs delivered cost savings of EUR 176 million.

     Unconsolidated companies contributed a loss of EUR 4 million, compared with a loss of EUR 295 million in the third quarter of 2001. Cash flow from operations amounted to EUR 344 million, more than doubling the cash flow of Q3 2001.

Gerard Kleisterlee,
Philips' President and CEO:

"Whilst the economic environment remains difficult, we are focusing on what we can control - reducing costs, managing the supply chain, and tackling our problem areas with decisive actions. We have delivered positive comparable sales growth, as we did in Q2, and through product and marketing innovation we are gaining market share in DAP, Lighting, and parts of our Consumer Electronics and Medical Systems businesses. Our divestment program is on track to deliver the predicted EUR 1 billion cash for 2002-2003. We have announced action plans to solve our problems at Components and reduce capacity at Semiconductors. Underlying performance in our businesses has improved, as a result of cost controls and better operating efficiencies, which is fundamental as we do not see much of an economic improvement in the near future. We aim to maintain a strong balance sheet through our cost reduction programs, consistently record-low inventories, a faster cash conversion cycle, and further reducing debt. Excluding special items, and despite the very difficult market circumstances, we expect to report positive operating profits and net income this year."

Net income (loss) excluding special items
----------------------------------------------------
in millions of euros unless otherwise stated


                                       Q3         Q3
                                     2002       2001
                                 ---------  ---------
As published                        (330)      (736)
  per common share in euros -
  basic                            (0.25)     (0.57)

Special items:
  Affecting income from
  operations                          60       (236)
  Affecting financial income
  and expenses                      (339)        --
  Affecting results from
  unconsolidated companies            (7)      (130)
  Taxes related to special
  items                              (10)        49
                               ---------  ---------
Excluding special items              (34)      (419)
  per common share in euros -
  basic                            (0.03)     (0.33)


Group sales and composition of changes (%)
----------------------------------------------------
in millions of euros unless other stated

                                       Q3         Q3
                                     2002       2001
                                 ---------  ---------
Philips group sales                7,313      7,187
% change from the previous
year:
Nominal change                         2        (23)
  Consolidation changes                5         (3)
  Currency effects                    (5)        (2)
Comparable change                      2        (18)
  Prices                              (7)       (10)
  Volume                               9         (8)


Sales by sector
----------------------------------------------------
in millions of euros unless otherwise stated


                                        % change
                                    -----------------
                       Q3       Q3  nominal    compa-
                     2002     2001              rable
                   -------  ------- -------- --------
Lighting            1,130    1,170       (3)        1
Cons. Electronics   2,177    2,591      (16)       (6)
DAP                   519      488        6        12
Components            510      456       12        27
Semiconductors        965      898        7        15
Medical Systems     1,540    1,146       34         2
Miscellaneous         472      438        8        (2)
                  -------  ------- -------- ---------
Philips group       7,313    7,187        2         2


Highlights in the 3rd quarter

Group sales and income

Sales in Q3 were EUR 7,313 million, 2% higher than last year. Year-over-year positive growth was seen at Semiconductors, Components, Medical Systems and Domestic Appliances and Personal Care (DAP), whilst sales fell sharply in Wireless Phones and Digital Networks.

The comparable year-on-year sales growth of 2% in Q3 is slightly ahead of the 1% increase in Q2, and was driven by 9% higher sales volumes. Price erosion increased from 6% in Q2 to 7% in Q3.

Geographically, sales rose strongly in Asia
Pacific and North America, partly offset by lower sales in Latin America, while sales in Europe were virtually unchanged from last year.

Income from operations was EUR 135 million including special items totaling a positive EUR 60 million.

Special items included in the quarter were:

o Gains on the sale of Philips Broadband Networks (EUR 49 million) and Analytical (EUR 85 million), partly offset by various divestment charges of EUR 14 million.

o    Gain on the sale of fixed assets of EUR 16 million.

o    EUR 20 million in net releases of restructuring provisions.

o    Acquisition related charges at Medical Systems of EUR 48 million (mainly
     IT) and an impairment of EUR 48 million for the Healthcare product group.

Income from operations, excluding special items, was a profit of EUR 75 million or 1.0% of sales, an improvement of EUR 301 million over the same quarter of last year. The improvement in income from operations came despite a swing in pension costs of approximately EUR 125 million.

Income (loss) from operations
---------------------------------------------------
in millions of euros

                                     Q3         Q3
                                   2002       2001
                               ---------  ---------
Income from operations
  excluding special items and
  amortization of goodwill           75       (226)

Special items                        60       (236)

Amortization of goodwill              -        (43)
                               --------   --------
Income (loss) from operations       135       (505)


Excluding special items, all sectors posted improved results in the quarter benefiting from higher margins, cost savings and earlier restructurings. Results at Lighting and DAP were particularly strong compared to Q3 of last year, mainly driven by innovation and strict cost control.


Income (loss) from operations by sector
---------------------------------------------------
in millions of euros

                                     Q3         Q3
                                   2002       2001
                               ---------  ---------
Lighting                            141        103
Consumer Electronics                 24        (45)
DAP                                  79         67
Components                          (67)      (119)
Semiconductors                      (58)      (291)
Medical Systems                     (11)       (77)
Miscellaneous                        94       (110)
Unallocated                         (67)       (33)
                               --------    -------
Philips group                       135       (505)


Financial income and expenses amounted to a net expense of EUR 449 million compared to a net expense of EUR 90 million in the third quarter of 2001. Net interest expense was EUR 90 million, EUR 10 million lower than Q3 2001. Financial expense in this year's third quarter included a EUR 339 million impairment charge for Vivendi Universal.

Income tax has been calculated at a tentative tax rate of 21%, excluding impairment for Vivendi Universal, in line with the previous quarter.


Results relating to unconsolidated companies
---------------------------------------------------
in millions of euros

                                     Q3         Q3
                                   2002       2001
                               ---------  ---------
Results excluding special
items and amortization of             3       (104)
goodwill

Special items                        (7)      (130)

Amortization of goodwill              -        (61)
                               --------   --------
Total                                (4)      (295)

Philips' results relating to unconsolidated companies amounted to a loss of EUR 4 million compared to a loss of EUR 295 million in the same quarter of last year. Excluding a EUR 7 million restructuring charge for LG.Philips Displays, results relating to unconsolidated companies were a profit of EUR 3 million. Sequentially, results relating to unconsolidated companies excluding special items fell by EUR 182 million, mainly due to lower contributions from LG.Philips LCD and TSMC.

(CASH FLOW FROM OPERATING ACTIVITIES CHART)

Cash flows and financing

Cash flow from operating activities amounted to EUR 344 million. The improvement over Q3 2001 came mainly from better income from operations.

Net capital expenditures of EUR 318 million, were 11% lower than last year, reflected in most sectors. Cash used for investing activities included a capital contribution of EUR 21 million for the newly formed financing joint venture, Philips Medical Capital. The sale of Analytical and Philips Broadband Networks contributed EUR 220 million to cash flow from investing activities. In 2001, cash flow from investing activities included an outflow of EUR 1.8 billion associated with the acquisition of Agilent Healthcare Solutions Group (HSG).


(INVENTORIES AS A % OF SALES CHART)

The cash conversion cycle improved from 61 days to 40 days compared to last year. The improvement is due to better working capital management, mainly at Consumer Electronics and Components (especially Optical Storage). Inventories as a percentage of sales were reduced from 14.9% last year to 14.1% and came to a record-low for the third quarter, the fifth consecutive record.


(NET DEBT AND GROUP EQUITY CHART)

The net debt: group equity ratio ended the quarter at 30:70. Compared to the last quarter, the net debt position decreased by EUR 216 million to EUR 6.9 billion. Group equity came to EUR 16.1 billion and was negatively impacted in Q3 by (non-cash) fair-value adjustments of EUR 302 million. In addition, net income included an (non-cash) impairment charge of EUR 339 million for the impairment of Vivendi Universal.

(EMPLOYEES CHART)

Employment

At the end of September 2002, the number of employees was 183,447, slightly lower than the end of Q2. Divestments led to the reduction of 1,306 employees. Permanent employees were reduced by 1,012, offset by an increase of 2,124 temporary employees.

Lighting: key data
---------------------------------------------------
in millions of euros unless otherwise stated

                                        Q3       Q3
                                      2002     2001
                                 --------- --------
Sales                               1,130    1,170
Sales growth
  % increase, nominal                  (3)      (4)
  % increase, comparable                1       (2)

Income from operations                141      103

IFO excluding special items and
amortization of goodwill:             143      105
  as a % of sales                    12.7      9.0

Net operating capital (NOC)         1,869    2,084

Number of employees (FTEs)         47,776   49,088

Sales and income from operations per sector

Comparable sales at Lighting increased 1% compared to a decrease of 6% in Q2. Sales of Lamps continued to develop favorably, notably in Asia, whilst sales of Luminaires were down due to general market softness. Income from operations increased EUR 38 million over the same period last year. The better operational performance resulted from good marketing management, tight cost controls and an improved product mix. The business showed strong positive cash flow.

Consumer Electronics: key data
---------------------------------------------------
in millions of euros unless otherwise stated

                                        Q3       Q3
                                      2002     2001
                                 --------- --------
Sales                               2,177    2,591
Sales growth
  % increase, nominal                 (16)     (18)
  % increase, comparable               (6)     (17)

Income from operations                 24      (45)

IFO excluding special items and
amortization of goodwill:              22        5
  as an % of sales                    1.0      0.2

Net operating capital (NOC)           573    1,333

Number of employees (FTEs)         26,492   35,098

Sales at Consumer Electronics decreased by 16%, mainly attributable to Digital Networks, Licenses and Wireless Phones, however, the comparable decrease was 6%. Income from operations came to a profit of EUR 24 million in Q3 and was EUR 69 million better than last year. The improvement was driven by Television, Audio and VCR, in particular in Europe. In North America income improved over Q2, and the loss of EUR 19 million was more than halved from a year ago.

Performance at Digital Networks was affected by continuing weakness in its main markets. Provisions were made for certain business risks. Excluding the provisions, the set-top box business showed a small operating profit. License income of EUR 42 million was virtually unchanged from Q2.

DAP: key data
---------------------------------------------------
in millions of euros unless otherwise stated

                                        Q3       Q3
                                      2002     2001
                                 --------- --------
Sales                                 519      488
Sales growth
  % increase, nominal                   6        0
  % increase, comparable               12       (6)

Income from operations                 79       67

IFO excluding special items and
amortization of goodwill:              79       70
  as a % of sales                    15.2     14.3

Net operating capital (NOC)           682      788

Number of employees (FTEs)          9,652   10,039


DAP's third quarter sales grew a comparable 12% on the same period of last year, led by the Sonicare toothbrush and Senseo coffee machine, both driven by regional market penetrations. In addition, the launch of the new Sensotec Shaver in the US and Europe was positively received by the market. Relative to last year, comparable profitability increased with 0.9% to 15.2%, as a result of higher gross margins combined with an ongoing cost reduction and efficiency program.


Components: key data
---------------------------------------------------
in millions of euros unless otherwise stated

                                        Q3       Q3
                                      2002     2001
                                 --------- --------
Sales                                 510       456
Segment revenues                      575       546
Sales growth
  % increase, nominal                  12       (63)
  % increase, comparable               27       (36)

Income from operations                (67)     (119)

IFO excluding special items and
amortization of goodwill:             (67)     (116)
  as a % of segment revenues        (11.7)    (21.2)
  as a % of sales                   (13.1)    (25.4)

Net operating capital (NOC)           350       492

Number of employees (FTEs)         13,545    16,023


Components' third quarter sales rose 27% in comparable terms from last year, mainly driven by Mobile Display Systems and Optical Storage. Mobile Display sales have improved by more than 50% from last year, and volumes have doubled. The color program has been executed as planned, and revenues from color displays were approximately 20% of the total.

Income from operations, excluding special items, improved by EUR 49 million, compared to the third quarter of last year. Optical Storage accounted for more than 50% of the losses in Components in the quarter.


Semiconductors: key data
---------------------------------------------------
in millions of euros unless otherwise stated

                                        Q3       Q3
                                      2002     2001
                                 --------- --------
Sales                                 965       898
Segment revenues                    1,105     1,018
Sales growth
  % increase, nominal                   7       (43)
  % increase, comparable               15       (43)

Income from operations                (58)     (291)

IFO excl. special items and
amortization of goodwill:             (65)     (247)
  as a % of segment revenues         (5.9)    (24.2)
  as a % of sales                    (6.7)    (27.5)

Net operating capital (NOC)         4,017     4,980

Number of employees (FTEs)         32,122    34,064



Semiconductors' segment revenues were nominally 8% higher compared with last year's third quarter, but 12% lower sequentially. The drop in sales was mainly the result of declines in almost all businesses. Utilization rates of 58% in Q3 were slightly lower than the 60% in Q2.

Despite the sequential sales decline, losses stayed at a level of EUR 58 million. The book-to-bill ratio at the end of Q3 was 0.74 versus 1.0 at the end of Q2, a continuing indication of the short-term order cycle being experienced in the semiconductor industry.

Medical Systems: key data
---------------------------------------------------
in millions of euros unless otherwise stated

                                        Q3       Q3
                                      2002     2001
                                 --------- --------
Sales                               1,540    1,146
Sales growth
  % increase, nominal                  34       55
  % increase, comparable                2       12

Income from operations                (11)     (77)

IFO excluding special items and
amortization of goodwill:              80       73
  as a % of sales                     5.2      6.4

Net operating capital (NOC)         5,105    4,375

Number of employees (FTEs)         32,036   25,120



Nominal sales growth of 34% at Medical Systems' was almost entirely driven by the new acquisitions. On a comparable basis order intake grew 6% compared to Q3 last year. Third quarter sales of EUR 38 million were delayed to the fourth quarter, due to new systems configuration.

Income from operations was a loss of EUR 11 million and was negatively impacted by EUR 91 million special charges:

o An impairment charge for the Health Care Products (HCP) business amounting to EUR 48 million.

o    Other (mainly acquisition related) charges amounting to EUR 43 million.

Income from operations excluding special items came to EUR 80 million, an improvement of EUR 7 million over Q3 of last year. There were also a number of incidental items totaling EUR 28 million, mainly following the acquisition of Marconi Medical Systems, which affected income from operations of Q3 unfavorably.

Miscellaneous: key data
---------------------------------------------------
in millions of euros unless otherwise stated

                                        Q3       Q3
                                      2002     2001
                                 --------- --------
Sales                                 472     438
Sales growth
  % increase, nominal                   8     (39)
  % increase, comparable               (2)    (17)

Income from operations                 94    (110)

IFO excluding special items and
amortization of goodwill:             (50)    (89)
  as a % of sales                   (10.6)  (20.3)

Net operating capital (NOC)            41     385

Number of employees (FTEs)         17,327  16,165

Sales in Miscellaneous increased 8% in nominal terms, but showed a decrease of 2% on a comparable basis. In total three businesses have been divested in the third quarter (HS&T, Analytical, and PBN) delivering EUR 226 million of cash. Income from operations came to a profit of EUR 94 million, including gains on sale of businesses of EUR 134 million. Releases of restructuring provisions contributed EUR 18 million to income, while certain divestment charges had a negative impact of EUR 8 million.

Unallocated: key data
---------------------------------------------------
in millions of euros unless otherwise stated

                                        Q3       Q3
                                      2002     2001
                                 --------- --------
Corporate and regional overheads      (69)   (107)

Pensions                                2      74
                                 -------- --------

Income from operations                (67)    (33)

Number of employees (FTEs)          4,497   5,948

Corporate and regional overhead costs in Unallocated were 36% lower than the same period last year. Pension costs in this sector were EUR 72 million higher due to the USA and UK and lower pension credits in the Netherlands. At the end of Q3 Philips' pension fund in the Netherlands remained overfunded, while the funds in the U.S. and U.K. had a small underfunding.

Results relating to unconsolidated companies
(excluding special items and amortization of
goodwill)
---------------------------------------------------
in millions of euros

                                     Q3         Q3
                                   2002       2001
                               ---------  ---------
SSMC                                (13)      (20)

LG.Philips LCD                       28       (43)

LG.Philips Displays                   4       (62)

Others                              (16)       21
                               --------  --------
Total                                 3      (104)

Results related to unconsolidated companies

Results relating to unconsolidated companies, excluding special items, improved with EUR 107 million over last year. Sequentially, results fell by EUR 182 million, mainly due to lower contributions from LG.Philips LCD and TSMC.

LG.Philips Displays achieved a profit of EUR 4 million, excluding special items, compared to a loss of EUR 21 million in the second quarter. An improving sales trend was visible during the quarter.


LG.Philips LCD joint venture (100%)
---------------------------------------------------
in millions of euros unless
otherwise stated

                                       Q3       Q3
                                     2002     2001
                                 --------  -------
Sales                                 693      538
Sales growth
  % increase, nominal                  29      (14)

Income from operations                 86      (69)
  as a % of sales                    12.4    (12.8)

Net income (100%)                      56      (86)

Net income (Philips share = 50%)       28      (43)
Net income (Philips share = 50%,
   incl. amortization of
   goodwill)                           28      (64)

Net operating capital (NOC)         2,791    2,644

Number of employees (FTEs)          5,727    4,674


LG.Philips LCD joint venture

Q3 witnessed the LCD market moving away from the peak price levels evident in the second quarter. Demand slowed sequentially, but the largest impact came from average prices declines of approximately 20%. Despite the panel surplus in the market, LG.Philips LCD had high utilization levels, and consolidated its number one position in monitors.

Philips' share in net income of EUR 28 million showed a reduction of EUR 99 million sequentially, although Q2 was favorably impacted by currency gains.

Net income (loss) excluding special items
---------------------------------------------------
in millions of euros unless otherwise stated

                               JANUARY-   January-
                                  SEPT.      Sept.
                                   2002       2001
                               ---------  ---------
As published                     (1,676)   (1,413)
  per common share in euros -
  basic                           (1.31)    (1.10)

Special items:
  Affecting income from             218      (738)
  operations
  Affecting financial income
  and expenses                   (1,808)        -
  Affecting results from
  unconsolidated companies         (191)     (203)
  Taxes related to special
  items                             (22)      204
                               --------  --------
Excluding special items             127      (676)
  per common share in euros -
  basic                            0.10     (0.53)

Highlights in the 1st nine months

Sales in the first nine months amounted to EUR 22,897 million, a decrease of 1% over the same period of 2001. Income from operations, excluding special items, came to a profit of EUR 155 million, an improvement of EUR 225 million compared to last year. Net pension costs were approximately EUR 400 million higher than in the same period of last year. Gross margins improved whilst costs were reduced, benefiting from last year's restructurings. Year-to-date overhead cost reduction programs delivered cost savings of EUR 176 million. Special items affecting financial income and expenses related mainly to the impairment charges for Vivendi Universal (EUR 1,855 million). In the first nine months results from unconsolidated companies, excluding special items and amortization of goodwill, came to a profit of EUR 260 million, an improvement of almost EUR 400 million over the same period of last year. This substantial improvement came mainly from LG.Philips LCD.

Subsequent Events and other information

On October 9, Philips announced the results of a comprehensive review of its Components division, involving a restructuring charge in the fourth quarter of approximately EUR 175 million. This brings the total expected restructuring charges for the fourth quarter to:

o    EUR 200-225 million for capacity reduction at Semiconductors.

o Approximately EUR 175 million for the aforementioned refocusing at Components.

o Additional restructuring charges could be announced during Q4, mostly related to the sale of certain business activities, but will be mainly compensated by gains made on the disposal of those activities.

The market value of certain securities held by Philips is currently below cost. If this situation continues, it could lead to impairment in the fourth quarter. The most significant consideration in this respect is Philips' stake in Atos Origin, the market value of which was approximately EUR 800 million below book value at the end of Q3.

Philips will review the goodwill it is carrying on the balance sheet for its participation in LG. Philips Displays in the fourth quarter.

Cash from the sale of business activities will generate approximately EUR 400 million cash flow during Q4.

Outlook

On the basis of current information, we expect the fourth quarter to show the usual seasonal improvement. We expect to see this reflected in virtually all sectors and in the bottom line of our financial statements, excluding special items.

We will continue to focus on implementing our cost reduction initiatives, building on the progress we have made in managing our supply chain, maintaining positive cash flow, and keeping our balance sheet healthy. Customer intimacy, and product and marketing innovation remain central to our business planning.



Amsterdam, October 15, 2002

Board of Management

Statements of income

all amounts in millions of euros unless otherwise stated


--------------------------------------------------------------------------------
Consolidated statements of income

                                                       3rd quarter              January to September
                                                  ------------------------    ------------------------
                                                        2002          2001          2002          2001
                                                  ----------    ----------    ----------    ----------
Sales                                                  7,313         7,187        22,897        23,077
Cost of sales                                         (5,163)       (5,320)      (15,812)      (16,417)
                                                  ----------    ----------    ----------    ----------
GROSS MARGIN                                           2,150         1,867         7,085         6,660
Research and development expenses                       (756)         (711)       (2,301)       (2,404)
Selling expenses                                        (970)       (1,173)       (3,559)       (3,554)
General and administrative expenses                     (347)         (252)       (1,068)         (901)
Write-off of acquired in-process R&D                      --           (51)           --           (51)
Restructuring and impairment charges                     (30)         (112)          (80)         (804)
                                                  ----------    ----------    ----------    ----------
                                                      (2,103)       (2,299)       (7,008)       (7,714)
                                                  ----------    ----------    ----------    ----------
Other income (expenses) - net                             88           (73)          296           117
                                                  ----------    ----------    ----------    ----------
Income (loss) from operations                            135          (505)          373          (937)
Financial income and expenses:
- interest                                               (90)         (100)         (299)         (256)
- impairment charges                                    (339)           --        (1,875)           --
- other                                                  (20)           10           100             8
                                                  ----------    ----------    ----------    ----------
                                                        (449)          (90)       (2,074)         (248)
                                                  ----------    ----------    ----------    ----------
Income (loss) before taxes                              (314)         (595)       (1,701)       (1,185)
Income taxes                                              (5)          149             1           298
                                                  ----------    ----------    ----------    ----------
Income (loss) after taxes                               (319)         (446)       (1,700)         (887)
Results relating to unconsolidated companies              (4)         (295)           45          (523)
Minority interests                                        (7)            5           (21)           (3)
                                                  ----------    ----------    ----------    ----------
NET INCOME (LOSS)                                       (330)         (736)       (1,676)       (1,413)
INCOME (LOSS) FROM OPERATIONS
  as a % of sales                                        1.8          (7.0)          1.6          (4.1)
  as a % of net operating capital (RONA)                                             3.8          (9.3)

Weighted average number of common shares outstanding during the period (in thousands):
  (after deduction of treasury stock)

- basic                                                                        1,274,861     1,279,548
- diluted                                                                      1,280,106     1,288,828

NET EARNINGS PER COMMON SHARE IN EUROS:
- basic                                                (0.25)        (0.57)        (1.31)        (1.10)
- diluted                                              (0.25)        (0.57)        (1.31)        (1.10)

The Group financial statements have been prepared on a basis consistent with US GAAP, which differs in certain respects from Dutch GAAP. Net income determined in accordance with Dutch GAAP amounted to a loss of EUR 2,208 million in the first nine months of 2002, compared to a loss of EUR 1,463 million in the same period last year. These aggregate amounts result in basic earnings per common share of a loss of EUR 1.73 in January-September 2002 compared to a loss of EUR 1.14 last year. As of January 1, 2002 the US GAAP treatment of available for sale securities and the US GAAP rules for profit recognition on sale and lease-back transactions are also applied for the determination of Dutch GAAP net income and stockholders' equity; the remaining difference between Dutch GAAP and US GAAP is caused by the fact that goodwill is no longer amortized under US GAAP from January 1, 2002 but instead tested for impairment.

Balance sheets and additional ratios

all amounts in millions of euros unless otherwise stated


--------------------------------------------------------------------------------
Consolidated balance sheets

                                                    Sept. 30,    Dec. 31,   Sept. 30,
                                                         2002        2001        2001
                                                    ---------   ---------   ---------
Cash and cash equivalents                                 822         890         698
Securities                                                284         692         456
Receivables                                             5,934       6,154       5,999
Inventories                                             4,535       4,290       5,066
Unconsolidated companies                                7,683       7,552       7,411
Other non-current financial assets                        878       2,789       2,349
Non-current receivables                                 3,501       3,596       3,044
Property, plant and equipment                           6,645       7,718       7,584
Intangible assets - net                                 5,021       5,521       4,523
                                                    ---------   ---------   ---------
TOTAL ASSETS                                           35,303      39,202      37,130

Accounts payable and other liabilities                  7,932       8,234       7,230
Debt                                                    7,730       7,866       7,590
Provisions                                              3,532       3,740       3,326
Minority interests                                        192         202         208
Stockholders' equity                                   15,917      19,160      18,776
                                                    ---------   ---------   ---------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY             35,303      39,202      37,130

Number of common shares outstanding at the end of period

o  shares in thousands                              1,274,976   1,274,172   1,273,379

RATIOS
Stockholders' equity, per common share in euros         12.48       15.04       14.75

Inventories as a % of sales                              14.1        13.3        14.9
Outstanding trade receivables, in months' sales           1.6         1.5         1.7
Net debt : group equity ratio                           30:70       26:74       27:73

Stockholders' equity determined in accordance with Dutch GAAP amounted to EUR 15,252 million as of September 30, 2002 compared to EUR 15,917 million under US GAAP.

The deviation is caused by the fact that goodwill under Dutch GAAP has to be amortized and charged to income, whereas under US GAAP it is no longer amortized, but instead tested for impairment.

Statements of cash flows

all amounts in millions of euros unless otherwise stated


--------------------------------------------------------------------------------
Consolidated statements of cash flows*

                                                        3rd quarter           January to September
                                                   --------------------      ---------------------
                                                     2002          2001        2002           2001
                                                   ------        ------      ------         ------
Cash flows from operating activities:
Net income (loss)                                    (330)         (736)     (1,676)        (1,413)
Adjustments to reconcile net income to net
 cash provided by operating activities:
Depreciation and amortization                         497           600       1,520          1,950
Impairment financial assets                           339            --       1,875             --
Net gain on sale of investments                      (142)           25        (471)          (281)
(Income) loss from unconsolidated companies
  (net of dividends received)                          10           280         (37)           566
Minority interests (net of dividends paid)              7           (31)         21            (23)
Decrease (increase) in working capital                 63           261        (350)          (957)
(Increase) decrease in non-current receivables        (86)         (210)         26           (338)
Decrease in provisions                                (21)          (47)       (117)           (24)
Other items                                             7            18          (5)            81
                                                   ------        ------      ------         ------

NET CASH PROVIDED BY (USED FOR)OPERATING
ACTIVITIES                                            344           160         786           (439)

Cash flows from investing activities:
Purchase of intangible assets (software)              (28)          (49)       (108)          (151)
Capital expenditures on property, plant and
  equipment                                          (337)         (327)       (782)        (1,794)
Proceeds from disposals of property, plant
  and equipment                                        47            17         310             83
Proceeds from sale (purchase) of securities,
  other non-current financial assets and
  derivatives                                          63           (17)        395            467
(Purchase of businesses) proceeds
  from sale of businesses                             176        (1,653)       (206)        (1,587)
                                                   ------        ------      ------         ------

NET CASH USED FOR INVESTING ACTIVITIES                (79)       (2,029)       (391)        (2,982)

CASH FLOWS BEFORE FINANCING ACTIVITIES                265        (1,869)        395         (3,421)

-------------------
* For a number of reasons, principally the effects of translation differences and consolidation changes, certain items in the statements of cash flows do not correspond to the differences between the balance sheet amounts for the respective items.

all amounts in millions of euros unless otherwise stated


--------------------------------------------------------------------------------
Consolidated statements of cash flows (continued)*

                                                        3rd quarter           January to September
                                                   --------------------      ---------------------
                                                     2002          2001        2002           2001
                                                  -------      --------     -------        -------
CASH FLOWS BEFORE FINANCING ACTIVITIES               265       (1,869)         395          (3,421)
Cash flows from financing activities:
(Decrease) increase in debt                         (125)       1,814           96           3,874
Treasury stock transactions                           11          (46)         (30)           (340)
Dividends paid                                        --           --         (459)           (458)
                                                  ------       ------       ------         -------
NET CASH (USED FOR) PROVIDED BY FINANCING
  ACTIVITIES                                        (114)       1,768         (393)          3,076

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS     151         (101)           2            (345)
Effect of changes in exchange rates and
  consolidations on cash positions                   (12)        (117)         (70)            (46)
Cash and cash equivalents at beginning of
  the period                                         683          916          890           1,089
                                                  ------       ------       ------         -------
CASH AND CASH EQUIVALENTS AT END OF PERIOD           822          698          822             698

-----------------
* For a number of reasons, principally the effects of translation differences and consolidation changes, certain items in the statements of cash flows do not correspond to the differences between the balance sheet amounts for the respective items.

Statement of changes in stockholders' equity

all amounts in millions of euros unless otherwise stated


--------------------------------------------------------------------------------
Consolidated statements of changes in stockholders' equity


                                                           January to September 2002
                                       ----------------------------------------------------------------
                                                                                 Accumulated other com-
                                                                               prehensive income (loss)
                                                                              -------------------------
                                                   Capital in                                Available
                                        Common     excess of      Retained    Translation     for sale
                                        stock      par value      earnings    differences    securities
                                       --------    ----------     --------    -----------    ----------
Balance as of January 1, 2002              263            13        20,403          (766)          566
Net income (loss)                                                   (1,676)
Net current period change                                                           (538)       (2,328)
Reclassifications into income                                                        (40)        1,808
                                                                   -------       -------        ------
TOTAL COMPREHENSIVE INCOME (LOSS)                                   (1,676)         (578)         (520)
Dividend payable                                                      (459)
Purchase of treasury stock
Re-issuance of treasury stock
Stock options accrual                                     (1)            7
                                       -------       -------       -------       -------       -------
Balance as of September 30, 2002           263            12        18,275        (1,344)           46
                                       =======       =======       =======       =======       =======


                                                       January to September 2002
                                       --------------------------------------------------------
                                       Accumulated other com-
                                       prehensive income (loss)
                                       ------------------------
                                         Minimum                     Treasury        Total
                                         pension      Cash flow     shares at    stock-holders'
                                        liability      hedges          cost         equity
                                        ---------     ---------     ---------    --------------
Balance as of January 1, 2002                (18)           (7)       (1,294)       19,160
Net income (loss)                                                                   (1,676)
Net current period change                                    4                      (2,862)
Reclassifications into income                  7                                     1,775
                                         -------       -------                     -------
TOTAL COMPREHENSIVE INCOME (LOSS)              7             4                      (2,763)
Dividend payable                                                                      (459)
Purchase of treasury stock                                              (102)         (102)
Re-issuance of treasury stock                                             75            82
Stock options accrual                                                                   (1)
                                         -------       -------       -------       -------
Balance as of September 30, 2002             (11)           (3)       (1,321)       15,917
                                         =======       =======       =======       =======

Product sectors

all amounts in millions of euros unless otherwise stated


--------------------------------------------------------------------------------
Segment revenues and income from operations

                                                                   3rd quarter
                                 --------------------------------------------------------------------------------
                                               2002                                       2001
                                 -------------------------------   ----------------------------------------------
                                   segment    Income (loss) from    segment
                                  revenues            operations   revenues        Income (loss) from operations*
                                            --------------------              -----------------------------------
                                            amount    as a % of                               before    as a % of
                                                        segment              US GAAP    amortization      segment
                                                       revenues                basis        goodwill     revenues
Lighting                           1,136       141         12.4       1,176       103           105           8.9
Consumer Electronics:
   Mainstream CE                   2,053         9          0.4       2,309      (105)         (105)         (4.5)
   Digital Networks                   79       (27)       (34.2)        194       (59)          (59)        (30.4)
   Licenses                           61        42         68.9         142       119           119          83.8
                                  ------    ------      -------      ------    ------        ------         -----
                                   2,193        24          1.1       2,645       (45)          (45)         (1.7)

DAP                                  524        79         15.1         492        67            70          14.2
Components                           575       (67)       (11.7)        546      (119)         (119)        (21.8)
Semiconductors                     1,105       (58)        (5.2)      1,018      (291)         (279)        (27.4)
Medical Systems                    1,542       (11)        (0.7)      1,146       (77)          (51)         (4.5)
Miscellaneous                        587        94         16.0         471      (110)         (110)        (23.4)
Unallocated                                    (67)                               (33)          (33)
                                  ------    ------                   ------    ------        ------
Total                              7,662       135                    7,494      (505)        (462)
Intersegment revenues               (349)                              (307)
                                  ------                             ------
SALES                              7,313                              7,187
INCOME (LOSS) FROM OPERATIONS
  AS A % OF SALES                              1.8                               (7.0)        (6.4)

-----------------
* For the sake of comparison with 2002, income from operations 2001 is also reported before amortization of goodwill.

all amounts in millions of euros unless otherwise stated


--------------------------------------------------------------------------------
Segment revenues and income from operations

                                                            January to September
                                 --------------------------------------------------------------------------------
                                               2002                                       2001
                                 -------------------------------   ----------------------------------------------
                                   segment    Income (loss) from    segment
                                  revenues            operations   revenues        Income (loss) from operations*
                                            --------------------              -----------------------------------
                                            amount     as a % of                              before    as a % of
                                                         segment             US GAAP    amortization      segment
                                                        revenues               basis        goodwill     revenues


Lighting                            3,571        419       11.7      3,764       440            446          11.8
Consumer Electronics:
   Mainstream CE                    6,339         15        0.2      7,085      (644)          (644)         (9.1)
   Digital Networks                   240        (68)     (28.3)       567      (283)          (283)        (49.9)
   Licenses                           205        153       74.6        313       285            285          91.1
                                  -------    -------     ------    -------   -------        -------        ------
                                    6,784        100        1.5      7,965      (642)          (642)         (8.1)

DAP                                 1,512        218       14.4      1,464       191            200          13.7
Components                          1,707       (103)      (6.0)     3,055      (528)          (528)        (17.3)
Semiconductors                      3,501       (225)      (6.4)     3,867      (315)          (279)         (7.2)
Medical Systems                     4,965         70        1.4      2,920       (34)            41           1.4
Miscellaneous                       1,887        129        6.8      1,667        34             36           2.2
Unallocated                                     (235)                            (83)           (82)
                                  -------    -------               -------   -------        -------
Total                              23,927        373                24,702      (937)          (808)
Intersegment revenues              (1,030)                          (1,625)
                                  -------                           ------
SALES                              22,897                           23,077
INCOME (LOSS) FROM OPERATIONS
 AS A % OF SALES                                 1.6                            (4.1)          (3.5)

-----------------
* For the sake of comparison with 2002, income from operations 2001 is also reported before amortization of goodwill.

Product sectors and main countries

all amounts in millions of euros unless otherwise stated



--------------------------------------------------------------------------------
Sales and total assets

                                        Sales (to third
                                            parties)             Total assets
                                     ----------------------   ----------------------
                                      January to September    Sept. 30,   Sept. 30,
                                          2002        2001         2002        2001
                                     ----------   ---------   ----------  ----------
Lighting                                 3,550       3,733        2,804       3,003
Consumer Electronics                     6,724       7,804        3,219       4,089
DAP                                      1,497       1,449        1,124       1,167
Components                               1,526       2,197        4,379       4,154
Semiconductors                           3,083       3,449        7,524       8,396
Medical Systems                          4,961       2,918        7,301       6,137
Miscellaneous                            1,556       1,527        2,992       2,854
Unallocated                                                       5,960       7,330
                                    ----------   ---------   ----------  ----------
TOTAL                                   22,897      23,077       35,303      37,130



--------------------------------------------------------------------------------
Sales and long-lived assets

                                         Sales (to third
                                             parties)           Long-lived assets*
                                     ----------------------   ----------------------
                                      January to September    Sept. 30,   Sept. 30,
                                          2002        2001         2002        2001
                                     ----------   ---------   ----------  ----------
Netherlands                              1,095       1,102        1,682       1,791
United States                            6,957       6,146        5,969       5,991
Germany                                  1,652       1,862          687         642
France                                   1,297       1,351          387         344
United Kingdom                           1,037       1,149          197         200
China                                    1,789       1,675          435         498
Other countries                          9,070       9,792        2,309       2,641
                                    ----------   ---------   ----------  ----------
TOTAL                                   22,897      23,077       11,666      12,107


---------------
*    Includes property, plant and equipment and intangible assets - net.

Philips quarterly statistics


all amounts in millions of euros unless otherwise stated; percentage increases always in relation to the corresponding period of previous year

                                                    2001                                              2002
                              -----------------------------------------------   --------------------------------------------
                                     1st         2nd          3rd         4th         1st         2nd        3rd         4th
                                 quarter     quarter      quarter     quarter     quarter     quarter    quarter     quarter
                                --------    --------     --------   ---------    --------    --------   --------    --------
Sales                             8,208       7,682       7,187       9,262       7,598        7,986       7,313
  % increase                         (1)        (16)        (23)        (16)         (7)           4           2

Income (loss) from operations
  before amortization goodwill      358        (704)       (462)       (407)         73          165         135
  as a % of sales                   4.4        (9.2)       (6.4)       (4.4)        1.0          2.1         1.8
  % increase                         --          --          --          --         (80)          --          --

Income (loss) from operations       313        (745)       (505)       (458)         73          165         135
  as a % of sales                   3.8        (9.7)       (7.0)       (4.9)        1.0          2.1         1.8
  % increase                         --          --          --          --         (77)          --          --

Net income (loss)                    93        (770)       (736)     (1,062)          9       (1,355)       (330)
  % increase                         --          --          --          --         (90)          --          --
  per common share in euros        0.07       (0.60)      (0.57)      (0.84)       0.01        (1.07)      (0.25)

                                January-    January-     January-    January-    January-    January-     January-    January-
                                   March        June    September    December       March        June    September    December
                                --------    --------    ---------   ---------    --------   ---------    ---------    --------
Sales                             8,208      15,890       23,077     32,339       7,598      15,584       22,897
  % increase                         (1)         (9)         (14)       (15)         (7)         (2)          (1)
Income (loss) from operations       358        (346)        (808)    (1,215)         73         238          373
  before amortization goodwill
  as a % of sales                   4.4        (2.2)        (3.5)      (3.8)        1.0         1.5          1.6
  % increase                         --          --           --        --          (80)         --           --

Income (loss) from operations       313        (432)        (937)    (1,395)         73         238          373
  as a % of sales                   3.8        (2.7)        (4.1)      (4.3)        1.0         1.5          1.6
  % increase                         --          --           --         --         (77)         --           --
  as a % of net operating
  capital (RONA)                   10.9        (6.9)        (9.3)      (9.3)        2.0         3.4          3.8

Net income (loss)                    93        (677)      (1,413)    (2,475)          9      (1,346)      (1,676)
  % increase                        --           --           --         --         (90)         --           --
  as a % of stockholders'
  equity (ROE)                      2.1        (7.1)        (9.8)     (11.9)        0.2       (14.7)       (13.3)
  per common share in euros        0.07       (0.53)       (1.10)     (1.94)       0.01       (1.06)       (1.31)

                                           period ending 2001                     period ending 2002
                                 -----------------------------------    -----------------------------------------
Inventories as a % of sales        15.6        16.0         14.9       13.3        14.0        13.4         14.1
Average collection period
  of trade receivables
  in months' sales                  1.6         1.7          1.7        1.5         1.7         1.6          1.6
Net debt: group equity ratio      17:83       20:80        27:73      26:74       28:72       30:70        30:70

Total employees (in thousands)      219         212          192        189         186         184          183


Information also available on Internet, address: www.investor.philips.com Printed in the Netherlands

July 17, 2002

Philips To Sell Its X-Ray Analytical Business To Spectris For EUR 150 Million

Amsterdam, the Netherlands and Egham, United Kingdom, July 17, 2002 - Royal Philips Electronics (AEX: PHI, NYSE: PHG) and Spectris plc (LSE: SXS), a precision instrumentation and controls company, announced today they have reached a preliminary agreement that Philips will sell its x-ray analytical business to Spectris for a total amount of EUR 150 million. Completion of the transaction, which is subject to customary consultation procedures with trade unions and works councils and clearance by the competition authorities, is expected to take place later this year.

"This decision is part of the Philips strategy to continue focusing on our main activities," says Tom Verbeek, CEO of Philips Corporate Investments. "We are pleased to have found a buyer for the major part of our analytical business, well suited to exploit the strengths of this business for further growth and expansion into new markets. We are reviewing our options with respect to the remaining parts; opto-acoustic and ellipsometry. Philips Analytical is one of twenty-seven businesses that are being prepared for divestment or merger generating, as announced earlier, an estimated EUR 1 billion."

Hans Nilsson, Chief Executive of Spectris, commented: "This acquisition is in line with our strategy. Philips Analytical's market-leading x-ray-based technologies complement our existing instrumentation businesses and enable us to enter new markets such as materials research and life sciences."

The acquisition of Philips Analytical is in line with the Spectris strategy to focus on niche businesses with good growth prospects and market-leading positions, supplying high margin products developed using proprietary technology. The business, which will be renamed PANalytical, is a logical addition to the existing Spectris instrumentation businesses and will enable the company to extend its product and service offering in the laboratory sector and in industrial process control. PANalytical will form part of the Process Technology sector.

With its headquarters in Almelo, the Netherlands, Philips Analytical's x-ray activities employ approximately 850 people in development, production, sales, service and technical support operations around the world. Philips Analytical's x-ray business had sales in 2001 of EUR 159 million. All employees and the existing management team of Philips Analytical's x-ray business will transfer to Spectris. Philips Analytical's opto-acoustic, located in Boston, United States (approximately 35 employees) and ellipsometry activities, located in Almelo, the Netherlands and Munich, Germany (approximately 20 employees) will not be part of this transaction.

Philips Analytical is a world leader in analytical x-ray systems, utilising both x-ray diffraction (XRD) and x-ray fluorescence (XRF) technologies. XRD instruments are mainly used in industrial and scientific research laboratories to determine the structural characteristics of a wide range of materials in the pharmaceuticals, biotechnology, life sciences, semiconductor and applications materials research and engineering. XRF technology is used to measure the composition and purity of materials and is mainly applied in industrial quality control and in process control for manufacturing processes in industries such as metals and mining, construction materials, chemicals and petrochemicals.

About Royal Philips Electronics

Royal Philips Electronics of the Netherlands is one of the world's biggest electronics companies and Europe's largest, with sales of EUR 32.3 billion in 2001. It is a global leader in color television sets, lighting, electric shavers, medical diagnostic imaging and patient monitoring, and one-chip TV products. Its 184,000 employees in more than 60 countries are active in the areas of lighting, consumer electronics, domestic appliances, components, semiconductors, and medical systems. Philips is quoted on the NYSE (symbol:
PHG), London, Frankfurt, Amsterdam and other stock exchanges. News from Philips is located at --- > www.philips.com/newscenter

Safe Harbor Statement

This document contains certain forward-looking statements with respect to the financial condition, results of operations and business of Philips and certain of the plans and objectives of Philips with respect to these items. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. These factors include, but are not limited to, levels of consumer and business spending in major economies, changes in consumer tastes and preferences, the levels of marketing and promotional expenditures by Philips and its competitors, raw materials and employee costs, changes in future exchange and interest rates (in particular, changes in the euro and the US dollar can materially effect results), tax rates and future business combinations, acquisitions or dispositions and the rate of technical changes. Market share estimates contained in this report are based on outside sources such as specialized research institutes, industry and dealer panels, etc. in combination with management estimates.

August 07, 2002

Philips to Sell Its Communication, Security and Imaging Business to Bosch

Amsterdam, The Netherlands and Ottobrunn, Germany - August 7, 2002 - Royal Philips Electronics (AEX: PHI, NYSE: PHG) and Robert Bosch GmbH (Bosch), today announced a preliminary agreement regarding the sale of Philips' business unit Communication, Security & Imaging (CSI). Completion of the transaction, which is subject to customary consultation procedures with trade unions and workers councils and clearance by the competition authorities, is expected to take place later this year. Financial details were not disclosed.

Philips CSI is headquartered in Eindhoven, the Netherlands, operating in 35 countries worldwide and employing approximately 1300 people, all of whom will transfer to Bosch. CSI designs, manufactures, sells and supports a broad range of professional communication and security products and systems including closed-circuit video surveillance (CCTV), congress and public address systems. CSI is profitable with sales of over EUR 300 million in 2001.

With the acquisition of Philips CSI, which will be placed within Bosch Sicherheitssysteme GmbH, Bosch strengthens its market position in systems and components for video surveillance, where it already employs 4200 people. This acquisition will also give Bosch access to international markets for security systems, especially in North America, South East Asia and China.

About Bosch

The Bosch Group, headquartered in Stuttgart, Germany, is a diversified, global enterprise serving customers in 130 countries in three business sectors:
Automotive Technology - where the company is the world's second largest manufacturer -, Industrial Technology, as well as Consumer Goods and Building Technology. In 2001, Bosch worldwide sales were EUR 34 billion. The company has 221,000 employees. News from Bosch is located at www.bosch-presse.de

About Royal Philips Electronics

Royal Philips Electronics of the Netherlands is one of the world's biggest electronics companies and Europe's largest, with sales of EUR 32.3 billion in 2001. It is a global leader in color television sets, lighting, electric shavers, medical diagnostic imaging and patient monitoring, and one-chip TV products. Its 184,000 employees in more than 60 countries are active in the areas of lighting, consumer electronics, domestic appliances, components, semiconductors, and medical systems. Philips is quoted on the NYSE (symbol:
PHG), London, Frankfurt, Amsterdam and other stock exchanges. News from Philips is located at --- > www.philips.com/newscenter

Safe Harbor Statement

This document contains certain forward-looking statements with respect to the financial condition, results of operations and business of Philips and certain of the plans and objectives of Philips with respect to these items. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. These factors include, but are not limited to, levels of consumer and business spending in major economies, changes in consumer tastes and preferences, the levels of marketing and promotional expenditures by Philips and its competitors, raw materials and employee costs, changes in future exchange and interest rates (in particular, changes in the euro and the US dollar can materially effect results), tax rates and future business combinations, acquisitions or dispositions and the rate of technical changes. Market share estimates contained in this report are based on outside sources such as specialized research institutes, industry and dealer panels, etc. in combination with management estimates.

August 15, 2002

Philips and Rabobank Announce Financing Joint Venture in North American Market

Amsterdam, Eindhoven, The Netherlands, August 15, 2002 - Philips Medical Systems, a division of Royal Philips Electronics (NYSE: PHG, AEX: PHI), and Rabobank Group's subsidiary De Lage Landen International today announced the setting up of a joint venture to provide financing for the purchase of the full range of diagnostic imaging equipment produced by Philips Medical Systems throughout the United States. The new joint venture will be called Philips Medical Capital and will be based in Wayne, Pennsylvania (United States). De Lage Landen will own a majority stake (60 percent) in the joint venture and will have operational control and will treat it as a fully consolidated subsidiary.

With the completion of Philips' multi-billion dollar, three-year acquisition of ATL Ultrasound, ADAC Laboratories, Agilent's Healthcare Solutions group and Marconi Medical Systems, this new venture will expand the availability of products and services offered by Philips and strengthen its overall position in the marketplace.

"We are very pleased to be announcing this initiative today" said Hans Barella, CEO Philips Medical Systems. "This financial program complements our innovative products and professional services in being able to provide a more complete solution to meet the needs of our customers. Given the growth of Philips Medical Systems, the creation of Philips Medical Capital ensures that we can deliver the best solutions in North America".

Karel Schellens, CEO of De Lage Landen International , said, "It is with great pride that we announce this exciting joint venture with Philips Medical Systems. It will possess the resources and expertise in vendor finance to provide Philips Medical Systems customers with comprehensive solutions."

About De Lage Landen International B.V.

De Lage Landen International B.V. is a provider of high-quality asset-based financing products. The company, headquartered in Eindhoven (Netherlands), has offices and joint ventures in 17 countries throughout Europe and the Americas. Specialising in asset financing and vendor finance programs internationally and concentrating domestically on a broad range of leasing and trade finance products, De Lage Landen grew its net profit to #eu#92.2 million (US $82.4 million) and its balance sheet total to #eu#11.7 billion (US$10.3 billion) in 2001. Additional information can be found at www.delagelanden.com. The company is a wholly owned subsidiary of the triple-A rated Rabobank Group of the Netherlands, recently named the "world's top safest bank" by Global Finance magazine.

About The Rabobank Group

The Rabobank Group (http://www.rabobank.com) is a broad financial services provider. Its cooperative foundation has given it a clear customer focus. All the divisions of the Group work in close cooperation in order to jointly offer customers the best possible price-quality ratio and a wide range of financial services and products, such as payment, saving, lending, insuring and investing. The Group consists of about 360 independent local cooperative Rabobanks, which together have more than 950,000 members, and encompasses well-known subsidiaries and entities such as Robeco, Interpolis, Schretlen and Co., Effectenbank Stroeve, Rabobank International, De Lage Landen, Rabo Vastgoed and Gilde Investment. The group is represented internationally with 143 locations in 34 countries. The Rabobank Group has received the highest credit rating from the major rating institutes. In its Dutch home market, the Rabobank Group has nine million private and business customers and is a market leader in virtually every area of financial services.

About Royal Philips Electronics

Royal Philips Electronics of the Netherlands is one of the world's biggest electronics companies and Europe's largest, with sales of EUR 32.3 billion in 2001. It is a global leader in color television sets, lighting, electric shavers, medical diagnostic imaging and patient monitoring, and one-chip TV products. Its 184,000 employees in more than 60 countries are active in the areas of lighting, consumer electronics, domestic appliances, components, semiconductors, and medical systems. Philips is quoted on the NYSE (symbol:
PHG), London, Frankfurt, Amsterdam and other stock exchanges. News from Philips is located at --- > www.philips.com/newscenter

Safe Harbor Statement

This document contains certain forward-looking statements with respect to the financial condition, results of operations and business of Philips and certain of the plans and objectives of Philips with respect to these items. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. These factors include, but are not limited to, levels of consumer and business spending in major economies, changes in consumer tastes and preferences, the levels of marketing and promotional expenditures by Philips and its competitors, raw materials and employee costs, changes in future exchange and interest rates (in particular, changes in the euro and the US dollar can materially effect results), tax rates and future business combinations, acquisitions or dispositions and the rate of technical changes. Market share estimates contained in this report are based on outside sources such as specialized research institutes, industry and dealer panels, etc. in combination with management estimates.

August 28, 2002

Philips to sell its Contract Manufacturing Services to Jabil

Amsterdam, the Netherlands/St. Petersburg, Florida, USA, August 28, 2002 - Royal Philips Electronics (AEX: PHI, NYSE:PHG) and Jabil Circuit Inc. (NYSE:JBL), a global leader in Electronic Manufacturing Services (EMS), today announced an agreement for Jabil to acquire most of Philips Contract Manufacturing Services
(PCMS). Completion of the transaction, which is subject to the customary consultation procedures with trade unions, workers councils and clearance by the competition authorities, is expected to take place later this year. The purchase price for the acquisition will be approximately EUR 235 million.

PCMS, with Philips Consumer Electronics as its largest customer, has grown from a specialist in printed circuit board assembly into a full service provider addressing both the internal and external EMS markets as a stand alone Philips business. Now among the top ten contract manufacturers worldwide, PCMS offers a broad range of services ranging from design, development and engineering to full-scale manufacturing and customized supply chain management.

"This agreement follows our earlier announcement to look for a strong partner for PCMS, in line with our strategy to focus on selected activities which fully support the long-term ambitions of our Consumer Electronics division, and the industry trend towards outsourcing," said Gottfried Dutine, Member of Philips' Board of Management. "The acquisition of PCMS by Jabil, one of the world's leading EMS players, offers the business exciting new opportunities for growth, and we look forward to a growing supplier relationship."

"We are delighted to be selected as a strategic long term supplier for Philips' consumer electronics business and welcome the PCMS people and management to Jabil. Philips is a global technology and market share leader with a strong brand identity and enviable financial condition. This is a meaningful alliance in complete alignment with Philips and Jabil's long-term business objectives," said Tim Main, President and CEO of Jabil Circuit, Inc. Main said this transaction would improve Jabil's customer, industry and operational diversification and materially extends the EMS solution into the consumer electronics industry, a $150 billion segment with a relatively low 9 percent outsourcing penetration rate.

Under the terms of the agreement, Jabil will take over the management of manufacturing operations on three continents, including sites in Austria, Belgium, Brazil, China, Hungary, India, Poland and Singapore. From these locations, Jabil will continue to provide key components for the manufacture of a wide range of Philips products, including televisions, DVD and audio systems, storage and display products and set-top boxes under a four year, four billion Euro product supply agreement. Jabil will provide design and engineering services, new product introduction (NPI), prototype and test services, procurement, PCB assembly, and final assembly and integration. The agreement will also include outsourcing requirements for additional PCMS customers outside Philips.

About Jabil

Jabil Circuit, Inc. is one of the world's largest electronic manufacturing services providers. Jabil manufactures for international electronics companies in the automotive, computing and storage, consumer, instrumentation and medical, networking, peripheral and telecommunications markets. Jabil offers circuit design, board design from schematic, prototype assembly, volume board assembly, system assembly, repair and warranty services from facilities in the Americas, Europe and Asia. Further information about Jabil can be found on the World Wide Web at jabil.com.

About Royal Philips Electronics

Royal Philips Electronics of the Netherlands is one of the world's biggest electronics companies and Europe's largest, with sales of EUR 32.3 billion in 2001. It is a global leader in color television sets, lighting, electric shavers, medical diagnostic imaging and patient monitoring, and one-chip TV products. Its 184,000 employees in more than 60 countries are active in the areas of lighting, consumer electronics, domestic appliances, components, semiconductors, and medical systems. Philips is quoted on the NYSE (symbol:
PHG), London, Frankfurt, Amsterdam and other stock exchanges. News from Philips is located at --- > www.philips.com/newscenter

Safe Harbor Statement

This document contains certain forward-looking statements with respect to the financial condition, results of operations and business of Philips and certain of the plans and objectives of Philips with respect to these items. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. These factors include, but are not limited to, levels of consumer and business spending in major economies, changes in consumer tastes and preferences, the levels of marketing and promotional expenditures by Philips and its competitors, raw materials and employee costs, changes in future exchange and interest rates (in particular, changes in the euro and the US dollar can materially effect results), tax rates and future business combinations, acquisitions or dispositions and the rate of technical changes. Market share estimates contained in this report are based on outside sources such as specialized research institutes, industry and dealer panels, etc. in combination with management estimates.

August 28, 2002

Philips Places EUR 300 Million Eurobond

Amsterdam, The Netherlands, 28 August 2002 - Royal Philips Electronics (AEX:
PHI, NYSE: PHG) today placed a Eurobond issue ("the Notes") for a total amount of EUR 300 million, maturing in August 2005.

The Notes will be listed at the Official Segment of Euronext Amsterdam N.V.'s stock market.

Proceeds will be used to retire short term debt of Royal Philips Electronics.

The Notes have not and will not be registered under the U.S. Securities Act of 1933 (the "Act") and may not be offered or sold in the United States absent registration under the Act or an applicable exemption from the Act's registration requirements.

About Royal Philips Electronics

Royal Philips Electronics of the Netherlands is one of the world's biggest electronics companies and Europe's largest, with sales of EUR 32.3 billion in 2001. It is a global leader in color television sets, lighting, electric shavers, medical diagnostic imaging and patient monitoring, and one-chip TV products. Its 184,000 employees in more than 60 countries are active in the areas of lighting, consumer electronics, domestic appliances, components, semiconductors, and medical systems. Philips is quoted on the NYSE (symbol:
PHG), London, Frankfurt, Amsterdam and other stock exchanges. News from Philips is located at --- > www.philips.com/newscenter

Safe Harbor Statement

This document contains certain forward-looking statements with respect to the financial condition, results of operations and business of Philips and certain of the plans and objectives of Philips with respect to these items. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. These factors include, but are not limited to, levels of consumer and business spending in major economies, changes in consumer tastes and preferences, the levels of marketing and promotional expenditures by Philips and its competitors, raw materials and employee costs, changes in future exchange and interest rates (in particular, changes in the euro and the US dollar can materially effect results), tax rates and future business combinations, acquisitions or dispositions and the rate of technical changes. Market share estimates contained in this report are based on outside sources such as specialized research institutes, industry and dealer panels, etc. in combination with management estimates.

September 12, 2002

Philips Presents Growth Strategy for Semiconductors Division

Continued Focus on Customer Partnership Expected to Increase Philips' Leadership in Connected Consumer and Communications Markets

Amsterdam, the Netherlands, September 12, 2002 - In a meeting with investors and financial analysts in Amsterdam today, Royal Philips Electronics (AEX: PHI, NYSE:PHG) outlined its strategy for a return to profitable growth of its Semiconductor division through an increased focus on customer partnership in its served markets. The company gave a comprehensive overview of its Semiconductors business, emphasizing that although the market remains weak with limited visibility, the portfolio has been strengthened and the focus on customer intimacy has resulted in a series of important design wins. Endorsements of Philips' semiconductor solutions were heard from leading players across the communications, consumer electronics and other industries.

"Our customer partnership program has received support of many of the world's leading electronics brands behind our Philips Nexperia(TM) platform, both in the consumer as well as communications markets - millions of Nexperia(TM) chips have been shipped since the last quarter of 2001," said Scott McGregor, CEO of Philips Semiconductors. "We continue to invest in innovation to drive growth, and to develop a more flexible cost base, which could lead to a further adjustment of capacity. We are on target to achieve our ambition of being the leading provider of semiconductor-based solutions for connected consumer and communications applications."

Third quarter sales are expected to be approximately 12%-14% above the third quarter of 2001 in dollar terms, and will be impacted by unfavorable currency comparisons when translated to Euros. Plans are in place to further reduce the structural break-even point, including adjustments to bring capacity more in line with market demand. This could result in charges of approximately EUR 200-225 million in the next six months.

Philips now has a clear leadership position in television (with the semiconductor market being driven by LCD TV), DVD recording (a semiconductor market experiencing 119% annual growth), and RF identification. The division is also the global number one in Bluetooth connectivity, and holds global number one or two positions in a number of other market sectors. The recently announced design wins (in GSM, 2.5G, 3G) with some of the world's leading phone companies, utilizing the substantial flexibility and time-to-market advantages offered by the Nexperia(TM) platform, position the business as a leader in the communications market.

Safe Harbor Statement

This document contains certain forward-looking statements with respect to the financial condition, results of operations and business of Philips and certain of the plans and objectives of Philips with respect to these items. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. These factors include, but are not limited to, levels of consumer and business spending in major economies, changes in consumer tastes and preferences, the levels of marketing and promotional expenditures by Philips and its competitors, raw materials and employee costs, changes in future exchange and interest rates (in particular, changes in the euro and the US dollar can materially effect results), tax rates and future business combinations, acquisitions or dispositions and the rate of technical changes. Market share estimates contained in this report are based on outside sources such as specialized research institutes, industry and dealer panels, etc. in combination with management estimates.

About Royal Philips Electronics

Royal Philips Electronics of the Netherlands is one of the world's biggest electronics companies and Europe's largest, with sales of EUR 32.3 billion in 2001. It is a global leader in color television sets, lighting, electric shavers, medical diagnostic imaging and patient monitoring, and one-chip TV products. Its 184,000 employees in more than 60 countries are active in the areas of lighting, consumer electronics, domestic appliances, components, semiconductors, and medical systems. Philips is quoted on the NYSE (symbol:
PHG), London, Frankfurt, Amsterdam and other stock exchanges. News from Philips is located at --- > www.philips.com/newscenter

September 12, 2002

Philips CFO Updates Markets On Course Of Business

Amsterdam, the Netherlands, September 12, 2002 - At the end of a meeting with investors and financial analysts in Amsterdam today, Jan Hommen, Chief Financial Officer of Royal Philips Electronics (AEX: PHI, NYSE:PHG), gave an update on the course of business and specific company initiatives.

"The IT systems of the former Agilent Healthcare Systems Group were successfully transferred to the systems of Philips Medical Systems on September 2. This is providing strong support in realizing the targeted cost synergies of approximately EUR 350 million by the end of 2003. We will start to see savings accelerating in the fourth quarter," commented Hommen. "We remain totally committed to reducing the company overhead costs by 25%, or approximately EUR 300 million on a run rate basis by the fourth quarter of 2002. These two programs are part of total cost reductions amounting to EUR 1 billion which we aim to show in our financial statements by the end of 2003. As part of our divestment program, we have so far announced the sale of activities amounting to EUR 825 million and are well on our way to achieving the EUR 1 billion program announced earlier this year."

With regard to business performance, Jan Hommen confirmed the Company's outlook for the second half of the year: "There still are no clear signs of a recovery in the global economy, and we expect a seasonally weak third quarter to be followed by an improved operational performance in the fourth quarter. A comprehensive review of a number of business issues within the portfolio of the Components division is underway with the results and required actions to be presented before the release of third quarter earnings. Consistent with US GAAP accounting practices, we will continue to mark to market the value of our holdings as and when required."

About Royal Philips Electronics

Royal Philips Electronics of the Netherlands is one of the world's biggest electronics companies and Europe's largest, with sales of EUR 32.3 billion in 2001. It is a global leader in color television sets, lighting, electric shavers, medical diagnostic imaging and patient monitoring, and one-chip TV products. Its 184,000 employees in more than 60 countries are active in the areas of lighting, consumer electronics, domestic appliances, components, semiconductors, and medical systems. Philips is quoted on the NYSE (symbol:
PHG), London, Frankfurt, Amsterdam and other stock exchanges. News from Philips is located at --- > www.philips.com/newscenter

Safe Harbor Statement

This document contains certain forward-looking statements with respect to the financial condition, results of operations and business of Philips and certain of the plans and objectives of Philips with respect to these items. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. These factors include, but are not limited to, levels of consumer and business spending in major economies, changes in consumer tastes and preferences, the levels of marketing and promotional expenditures by Philips and its competitors, raw materials and employee costs, changes in future exchange and interest rates (in particular, changes in the euro and the US dollar can materially effect results), tax rates and future business combinations, acquisitions or dispositions and the rate of technical changes. Market share estimates contained in this report are based on outside sources such as specialized research institutes, industry and dealer panels, etc. in combination with management estimates.

October 09, 2002

Philips Concludes Review of Components Activities

Implements Plan to Dissolve Components Division and Bring Businesses Back to Profitability

Amsterdam, The Netherlands, October 9, 2002 - Royal Philips Electronics (AEX:
PHI, NYSE: PHG) today made public the conclusions of an earlier announced review of its Components division. A plan will now be implemented to reduce costs and simplify the structure and organization of Philips' electronics activities, dissolving the Philips Components division, and bringing Philips Optical Storage back to profitability.

The new structure will streamline innovation and create more value through alignment of related businesses currently lying in different divisions. As a result, Philips' telecom speaker activity will be combined with Mobile Display Systems (MDS) and moved to Philips Semiconductors, offering customers a single source for complete and integrated solutions for the telecom and PDA markets. In the same way, certain digital display and wireless connectivity activities, including the Pronto remote controls group, will move to Philips Consumer Electronics. Again, this move will reduce organizational complexity and duplication, and maximize synergies both for branded and OEM solutions. A stand-alone new business initiative group will also be formed in order to give more focus and attention to new high-growth display opportunities, including Liquid Crystal on Silicon (LCoS) technology.

A comprehensive restructuring program for Philips Optical Storage will be carried out to bring the activity back to profitability. Options are currently being considered and final plans will be announced in the coming eight weeks. The Optical Storage business model will be redesigned to better tackle the market, and further drive the adoption of the DVD+RW standard. Both Philips Optical storage and the new business initiative group will appear in the Miscellaneous sector in Philips' financial reporting, as of 2003.

The action plan also includes next steps in Philips' ongoing portfolio management program to bring focus on digital technologies and de-emphasize more mature analog businesses. A small number of businesses, with a combined annual turnover of approximately EUR 400 million, will therefore be transferred to the Corporate Investments group for potential sale or merger.

Given the above changes, a divisional structure for Components is not required, and the organization will be discontinued, including the closure of the Components headquarters in Sunnyvale, California, USA. Matt Medeiros, currently CEO of Philips Components, is unable to relocate, and will therefore leave the Company as of November 1. Theo van Deursen will lead the transition process, based in Eindhoven, the Netherlands.

The overall plan is expected to be implemented as of January 1, 2003, and will involve restructuring charges and reorganization costs totaling approximately EUR 175 million, to be taken in the fourth quarter.

Commenting on the plan, Matt Medeiros said: "These actions demonstrate our strategic commitment to innovation, leveraging of the strengths of Philips' electronics cluster and bringing our businesses back to sustainable profitability."

"This program will enhance our customer focus even further, ensuring they can expect more from Philips in terms of innovative solutions," said Arthur van der Poel, Executive Vice President and Philips board member responsible for Components. "Our customers remain our highest priority and we will work directly with them over the coming period to assure the quality and supply of our products. We will also work with all affected employees to make the transition as smooth as possible. Given the current market conditions, we are accelerating the process to heighten the cooperation between the businesses in our electronics cluster and focus on higher growth activities. With this program we will also deliver considerable cost savings."

About Royal Philips Electronics

Royal Philips Electronics of the Netherlands is one of the world's biggest electronics companies and Europe's largest, with sales of EUR 32.3 billion in 2001. It is a global leader in color television sets, lighting, electric shavers, medical diagnostic imaging and patient monitoring, and one-chip TV products. Its 184,000 employees in more than 60 countries are active in the areas of lighting, consumer electronics, domestic appliances, components, semiconductors, and medical systems. Philips is quoted on the NYSE (symbol:
PHG), London, Frankfurt, Amsterdam and other stock exchanges. News from Philips is located at --- > www.philips.com/newscenter

Safe Harbor Statement

This document contains certain forward-looking statements with respect to the financial condition, results of operations and business of Philips and certain of the plans and objectives of Philips with respect to these items. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. These factors include, but are not limited to, levels of consumer and business spending in major economies, changes in consumer tastes and preferences, the levels of marketing and promotional expenditures by Philips and its competitors, raw materials and employee costs, changes in future exchange and interest rates (in particular, changes in the euro and the US dollar can materially effect results), tax rates and future business combinations, acquisitions or dispositions and the rate of technical changes. Market share estimates contained in this report are based on outside sources such as specialized research institutes, industry and dealer panels, etc. in combination with management estimates.